Exhibit 99.1

Inventiva Announces Temporary Trading Halt of its Ordinary Shares on Euronext Paris

Daix (France), New York City (New York, United States), June 2, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announces that the listing of its ordinary shares on the regulated market of Euronext Paris will be temporarily halted, at the Company's request, from the opening of the market at 9:00 a.m. (CEST).

This suspension comes ahead of a proposed financing transaction, details of which will be announced in a new communication of the Company.

This suspension will be effective until a new communication is released by the Company. Trading on Euronext Paris is expected to resume today, June 2, 2026, at approximately 3:30 p.m. (CEST), which is the earliest time ADSs are expected to begin trading on the Nasdaq Global Market (9:30 am (ET)), under the ticker symbol "IVA".

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations	Investor Relations

Pascaline Clerc: media@inventivapharma.com	David Nikodem: IR@inventivapharma.com

Mark Corbae: inventivapr@icrhealthcare.com	Patricia L. Bank: patti.bank@icrhealthcare.com

Important Notice

This press release contains certain forward-looking statements with respect to the proposed trading halt. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.

pg. 1

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

pg. 2